SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Andrew Langham

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the common shares, par value $0.01 per share (the "Shares"), issued by AmTrust Financial Services, Inc. (the "Issuer"), and hereby amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on May 17, 2018, as amended by Amendment No. 1, filed with the SEC on June 1, 2018, Amendment No. 2, filed with the SEC on June 4, 2018, and Amendment No. 3, filed with the SEC on June 7, 2018, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

As previously disclosed by the Issuer, on March 1, 2018, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Evergreen Parent, L.P., a Delaware limited partnership (“Parent”) and Evergreen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).

On November 29, 2018, the transactions contemplated by the Merger Agreement were consummated, including the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent following the merger (the “Merger”).

As a result of the Merger Agreement, each issued and outstanding Share held by the Reporting Persons was cancelled and converted into the right to receive $14.75 in cash, without interest. As a result of the foregoing and as of the effective time of the Merger, the Reporting Persons no longer beneficially own any Shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(b) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the Shares within the past 60 days.

(d) Not applicable.

(e) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

Item 6. Interest in Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2018

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By:	Hopper Investments LLC, general partner
By:	Barberry Corp.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By:	IPH GP LLC, its general partner
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho

Name:	SungHwan Cho
Title:	Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 4 - AmTrust Financial Services, Inc.]